EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

PFPC, Inc. P.O. Box 9819 Providence, Rhode Island 02940-8019

Dear Stockholder:

As you requested, we are enclosing a copy of the BlackRock Senior Floating Rate Fund, Inc. (the “Fund”) “combined” offer to purchase dated November 13, 2006, (the “Combined Offer to Purchase”) 15,000,000 issued and outstanding Shares (the “Shares”). The Combined Offer to Purchase (which also contains an offer to stockholders in another fund to purchase stock of that fund, for which you may or may not own shares) is for cash at net asset value (“NAV”) per share as of the expiration date of the offer, less any applicable early withdrawal charge. Together with the Combined Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Combined Offer to Purchase.

If, after reviewing the information set forth in the Combined Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your financial advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Combined Offer to Purchase and Letter.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

The Fund’s annualized distribution rate for the period September 19, 2006 through October 31, 2006, based on the amounts actually distributed by the Fund, was 6.84%, based on the October 31, 2006 NAV of $8.90 per share. For the Fund’s fiscal quarter ended September 30, 2006, the Fund’s highest NAV was $8.93 per share and its lowest NAV was $8.91 per share. The Fund’s NAV on November 8, 2006 was $8.90 per Share. The Fund publishes its NAV each week in Barron’s. It appears in the “Investment Company Institute List” under the sub-heading “Loan Participation Funds” within the listings of mutual funds and closed-end funds.

Requests for current NAV quotations or for additional copies of the Combined Offer to Purchase, the Letter and any other tender offer documents may be directed to the undersigned, PFPC, Inc. at (800) 441-7762.

Should you have any other questions on the enclosed material, please do not hesitate to contact your financial advisor or other broker or dealer or call us, the Fund’s Transfer Agent, at (800) 441-7762. We appreciate your continued interest in BlackRock Senior Floating Rate Fund, Inc.

Yours truly, PFPC, INC.